UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-40876

IHS Holding Limited

(Translation of Registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Transaction Agreements

Agreement and Plan of Merger

On February 17, 2026, IHS Holding Limited, an exempted company with limited liability registered by way of continuation in the Cayman Islands (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MTN Group Limited, a company incorporated under the laws of South Africa (“Parent”), Mobile Telephone Networks (Netherlands) B.V., a company incorporated under the laws of the Netherlands (“Holdings”), and Sub-Merger Co, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Holdings (“Merger Sub”, and collectively with Holdings and Parent, the “Parent Parties”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein and in accordance with Part 16 of the Companies Act (as revised) of the Cayman Islands (the “CICA”), Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving company in the Merger (the “Surviving Company”).

The Company’s board of directors (the “Company Board”) has unanimously approved the entry into and the performance of the Merger Agreement, the plan of merger to be executed and delivered by the Company and Merger Sub under the CICA as provided by the terms of the Merger Agreement (the “Plan of Merger”), and the Merger and the Transactions (as defined below) and recommended that the Company’s shareholders vote in favor of the authorization and approval (as applicable) of the Merger Agreement, the Plan of Merger, the Merger and the Transactions at the Company Shareholders Meeting (as defined below).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), by virtue of the Merger and the Transactions, and without any action on the part of the Company, the Parent Parties or the holders of any securities of the Company:

●	each ordinary share, par value $0.30 per share, of the Company (each, an “Ordinary Share” and collectively, the “Ordinary Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Ordinary Shares held in the Company’s treasury, owned by Parent or any of its affiliates or subsidiaries (including Merger Sub) but excluding Holdings, or owned by any direct or indirect wholly owned subsidiary of the Company, which will be treated in accordance with the Merger Agreement, (ii) Ordinary Shares held by shareholders of the Company who shall have validly exercised and perfected and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICA, which will be treated in accordance with the Merger Agreement, and (iii) Ordinary Shares owned by Holdings immediately prior to the Effective Time (“Holdings Shares”)) will be cancelled, no longer be outstanding, and will automatically cease to exist and have any rights with respect thereto, except the right to receive $8.50 in cash per Ordinary Share (the “Per Share Merger Consideration”), without interest thereon, payable in accordance with the Merger Agreement; and

●	(i) each of the Holdings Shares shall remain issued and outstanding and shall not be affected by the Merger and (ii) each ordinary share, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled, no longer issued and outstanding, and will automatically cease to exist, and no consideration will be delivered in exchange therefor.

The Per Share Merger Consideration is expected to be financed with cash and debt facilities of Parent and its affiliates and with cash of the Company and its subsidiaries.

If the Merger is consummated, the Ordinary Shares will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company will become a privately held company.

Treatment of Company Equity Awards

The Merger Agreement provides that, effective as of immediately prior to the Effective Time, by virtue of the Merger and the Transactions, and without any action on the part of the Company, the Parent Parties, any holders of any securities of the Company or any other person:

●	each restricted stock unit award relating to the Ordinary Shares (each, a “Company RSU”) that is outstanding and either vested but unsettled, or unvested, as of immediately prior to the Effective Time (whether held by a current or former employee or other individual service provider of the Company or any of the Company’s subsidiaries) shall, in each case, without any regard to vesting conditions, be fully accelerated and thereafter cancelled, with the holder of such Company RSU becoming entitled to receive at the Effective Time, in full satisfaction of the rights of such holder with respect thereto, without interest thereon and subject to applicable withholding Taxes, an amount of cash equal to the product of (i) the Per Share Merger Consideration and (ii) the total number of Ordinary Shares subject to such Company RSU as of immediately prior to the Effective Time; and

●	each performance stock unit award relating to the Ordinary Shares (each, a “Company PSU”) that is outstanding and either vested but unsettled, or unvested, as of immediately prior to the Effective Time (whether held by a current or former employee or other individual service provider of the Company or any of the Company’s subsidiaries) shall, in each case, without any regard to any vesting conditions, be fully accelerated and thereafter cancelled, with the holder of such Company PSU becoming entitled to receive at the Effective Time, in full satisfaction of the rights of such holder with respect thereto, without interest thereon and subject to applicable withholding Taxes, an amount of cash equal to the product of (i) the Per Share Merger Consideration and (ii) the total number of Ordinary Shares subject to such Company PSU as of immediately prior to the Effective Time; provided that, for purposes of determining the number of Ordinary Shares subject to each Company PSU outstanding immediately prior to the Effective Time for purposes of Section 2.4(b) of the Merger Agreement, applicable performance goals will be deemed to be achieved with respect to each such Company PSU at maximum level of performance.

Conditions to Closing

Under the terms of the Merger Agreement, the completion of the Merger is subject to certain closing conditions, including, among others: (i) the approval of the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (the “Transactions”), including the Merger, by the affirmative vote of the holders of at least two-thirds (in person or by proxy) of the voting power of Ordinary Shares, voting together as a single class, entitled to vote and actually voting at the Company Shareholders Meeting (as defined below) (the “Company Shareholder Approval”); (ii) the accuracy of the parties’ respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (iii) performance by the parties of their respective obligations under the Merger Agreement in all material respects; (iv) the absence of any law or order restraining, enjoining, or otherwise prohibiting the consummation of the Merger (a “Legal Restraint”); (v) receipt of the requisite regulatory approvals under specified antitrust laws; (vi) the Company and its subsidiaries holding an amount of cash equal to $998,123,782 (subject to adjustment) to be applied towards the payment of consideration for the Merger (the “Required Cash Condition”); (vii) the Company’s operating cash amount being equal to or exceeding $355,000,000 (the “Minimum Operating Cash Condition”), which amount will be determined after deducting certain payments to be made by the Company in connection with the Transactions; (viii) the Company’s total gross indebtedness not exceeding specified amounts; and (ix) the absence of any fact, event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter that, individually or in the aggregate, is or would reasonably be expected to have a material adverse effect on the condition, business, assets, liabilities or results of operations of the Company and its subsidiaries or prevent, materially delay or impair the consummation by the Company of the Merger on or after the date of the Merger Agreement that is continuing as of the closing of the Merger. The completion of the Merger is not subject to any condition related to Parent’s ability to obtain financing. In addition to the foregoing conditions set forth in the Merger Agreement, the Company’s ability to satisfy some of these requirements is dependent upon the successful completion of the sales of both its Latin American tower and fiber operations, announced on February 17, 2026, and February 11, 2026, respectively.

Non-Solicitation and Other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties and covenants made by each of the Company, Parent and Merger Sub, including, among others, covenants by the Company regarding the conduct of its business during the pendency of the Transactions and other matters.

The Merger Agreement contains customary non-solicitation restrictions prohibiting the Company, its subsidiaries and their respective representatives from soliciting alternative acquisition proposals from third parties or providing information to or participating in discussions or negotiations with third parties regarding alternative acquisition proposals, subject to customary exceptions relating to proposals that the Company Board determines in good faith after consultation with its financial advisors and outside counsel constitute, or would reasonably be likely to lead to, a proposal by (a) a third party pursuant to which such third party would acquire, directly or indirectly, 100% of the Ordinary Shares (which threshold is determined in accordance with the terms set forth in the Merger Agreement) or (b) a single third party pursuant to which such third party would acquire, directly or indirectly, all or substantially all of the consolidated assets of the Company and its subsidiaries, in each case, (i) on terms that the Company Board has determined in its good faith judgment would be more favorable from a financial point of view to the Company’s shareholders (other than the Parent Parties and their affiliates) than the Merger (taking into account all relevant factors, including the identity of the counterparty) and (ii) it has been demonstrated to the satisfaction of the Company Board in its good faith judgment that adequate arrangements have been made with respect to financing required to consummate such proposal (a “Superior Proposal”) and that the failure to take such action would be reasonably likely to violate the directors’ fiduciary duties under applicable law.

The Company will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, the procedures for voting in person or by proxy at an extraordinary general meeting of its shareholders (the “Company Shareholders Meeting”) and various other details related to the Company Shareholders Meeting as soon as reasonably practicable after the date of the Merger Agreement in accordance with applicable law, the Company’s organizational documents and the Merger Agreement. The Company will schedule, publish notice of, and convene the Company Shareholders Meeting as soon as reasonably practicable after the clearance of the Schedule 13E-3 by the SEC in accordance with applicable law, the Company’s organizational documents and the Merger Agreement.

In addition, each of the Parent Parties and the Company have agreed to use their respective commercially reasonable efforts to promptly consummate the Transactions, including taking all actions and doing all things necessary, proper or advisable under the Merger Agreement and applicable law to consummate and make effective as promptly as practicable after February 17, 2026, the Transactions, including obtaining the requisite regulatory approvals, subject to certain limitations as set forth in the Merger Agreement.

Termination and Fees

The Company and Parent may each terminate the Merger Agreement under certain specified circumstances, including, among others, (i) if the Merger is not consummated on or before 5:00 p.m., Eastern Time, on November 17, 2026, as may be extended by mutual written consent of the Company and Parent, and as shall be extended automatically by an additional 45 days if the Required Cash Condition or the Minimum Operating Condition is not satisfied (subject to further extensions on the terms set forth in the Merger Agreement), (ii) if a final and non-appealable Legal Restraint is in effect (subject to the terminating party having used its reasonable best efforts to remove such Legal Restraint), (iii) if the Company Shareholder Approval is not obtained at the Company Shareholders Meeting (including any due adjournment thereof) to approve the Merger, (iv) under certain specified circumstances related to the other party’s breach of any representation, warranty, covenant or agreement contained in the Merger Agreement and (v) prior to the Company Shareholders Meeting, (x) solely in the case of termination by Parent, if the Company Board effects an adverse recommendation change, including, among other actions, adopting, approving or recommending an Alternative Proposal (as defined below) or failing to recommend that the Company’s shareholders give the Company Shareholder Approval (an “Adverse Recommendation Change”), or (y) solely in the case of termination by the Company, the Company enters into a definitive agreement with respect to a Superior Proposal, in each case, on the terms set forth in the Merger Agreement. In certain circumstances, including if the Company terminates the Merger Agreement in connection with an Adverse Recommendation Change or to enter into a definitive agreement with respect to a Superior Proposal, the Company would be required to pay Parent a termination fee of $104,290,000 in cash, in each case, on the terms set forth in the Merger Agreement. Additionally, if the Merger Agreement is terminated under certain specified circumstances related to Parent’s breach of any representation, warranty, covenant or agreement contained in the Merger Agreement or Parent’s failure to consummate the closing of the Merger, Parent would be required to pay the Company a termination fee of $148,980,000 in cash.

The Company issued a press release on February 17, 2026, announcing the execution of the Merger Agreement. A copy of the press release announcing the transaction is attached hereto as Exhibit 99.1.

The foregoing description of the Merger Agreement and the Transactions contemplated thereby is subject to, and is qualified in its entirety by reference to, the full terms of the Merger Agreement, which the Company will be filing on Form 6-K.

Support Agreements

On February 17, 2026, Parent and Holdings entered into a voting and support agreement with the Company (the “Parent Support Agreement”) with respect to the Parent Covered Shares (as defined below). As of the date of the Parent Support Agreement, Holdings is the record and beneficial owner of 85,176,719 Ordinary Shares (the “Parent Covered Shares”).

On February 17, 2026, Parent and Oranje-Nassau Développement S.C.A., FIAR (“OND”) entered into a voting and support agreement with the Company (the “OND Support Agreement”) with respect to the OND Covered Shares (as defined below). As of the date of the OND Support Agreement, OND is the record and beneficial owner of 62,975,396 Ordinary Shares (the “OND Covered Shares”).

Pursuant to the Parent Support Agreement and the OND Support Agreement, respectively, Holdings has agreed to, among other things, vote the Parent Covered Shares, and OND has agreed to, among other things, vote the OND Covered Shares: (i) in favor of the authorization and approval of the Merger Agreement, the Plan of Merger (including the adoption of the articles of association of the Surviving Company from the Effective Time) and the Transactions, including the Merger, and any other action reasonably requested by the Company in furtherance thereof, (ii) in favor of any proposal to adjourn a meeting of the shareholders of the Company to solicit additional proxies in favor of the Merger Agreement, the Plan of Merger (including the adoption of the articles of association of the Surviving Company from the Effective Time) and the Transactions, including the Merger, and (iii) against any proposal or offer other than from the Parent Parties or their respective affiliates with respect to any transaction that would result in any third party beneficially owning 20% or more of the Company’s outstanding equity interests or consolidated total assets (an “Alternative Proposal”) or any other transaction, proposal, agreement or action made in opposition to the Merger or in competition or inconsistent with the Transactions, including the Merger.

The foregoing description of the Support Agreements is subject to, and is qualified in its entirety by reference to, the full terms of the Support Agreements, which the Company will be filing on Form 6-K.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this document may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates,” “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. Further information on such assumptions, risks and uncertainties is available in our filings with the US Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release of IHS Holding Limited dated February 17, 2026 entitled “IHS to be acquired by MTN for approximately $6.2 billion.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IHS Holding Limited

Dated: February 17, 2026	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief Financial Officer